EXHIBIT 12

APPALACHIAN POWER COMPANY AND SUBSIDIARIES
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

	Year Ended December 31,					Twelve Months Ended	Six Months Ended
	2001	2002	2003	2004	2005	6/30/2006	6/30/2006
EARNINGS
Income Before Income Taxes	$258,541	$316,418	$308,003	$238,226	$202,021	$228,677	$131,261
Fixed Charges (as below)	130,293	126,797	123,721	110,547	118,365	132,373	71,682
Total Earnings	$388,834	$443,215	$431,724	$348,773	$320,386	$361,050	$202,943

FIXED CHARGES
Interest Expense	$120,036	$116,677	$115,202	$99,135	$106,301	$116,878	$61,921
Credit for Allowance for Borrowed Funds Used During Construction	4,457	5,620	5,319	8,100	8,764	12,195	8,111
Interest Rate Hedges	-	-	-	(188)	-	-	-
Estimated Interest Element in Lease Rentals	5,800	4,500	3,200	3,500	3,300	3,300	1,650
Total Fixed Charges	$130,293	$126,797	$123,721	$110,547	$118,365	$132,373	$71,682

Ratio of Earnings to Fixed Charges	2.98	3.49	3.48	3.15	2.70	2.72	2.83